Exhibit 99.1

Robo.ai Inc. Announces Reverse Stock Split and Extraordinary General Meeting on October 26, 2026

DUBAI, UAE, October 16, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (the “Company”), a UAE-based, U.S.-listed company, today announced that, subject to shareholder approval, the Company will implement a 1 for 25 reverse stock split of all classes of the Company’s ordinary shares, including the Class A ordinary shares and the publicly traded Class B ordinary shares, effective at 9:30 am, U.S. Eastern time, on November 6, 2026. Before the reverse stock split, there were 13,817,501 Class A ordinary shares and 222,116,290 Class B ordinary shares issued and outstanding. After the reverse stock split, there will be 552,701 Class A ordinary shares and 8,884,684 Class B ordinary shares issued and outstanding. The Company’s Class B ordinary shares will begin trading on an adjusted basis giving effect to the reverse stock split at the opening of market, U.S. Eastern time, on November 6, 2026 under the existing ticker symbol “AIIO.” The new CUSIP number of the Company’s Class B ordinary shares will be G6693P130.

As a result of the reverse stock split, the trading price of the Class B ordinary shares is expected to increase proportionately after the effectiveness of the reverse stock split, although the Company can give no assurance that the trading price of the Class B ordinary shares after the reverse stock split will be equal to or greater than twenty-five (25) times the trading price before the reverse stock split.

The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding share capital, except for adjustments that may result from the treatment of fractional shares.

Outstanding Company options, warrants, and other applicable convertible securities will be proportionately adjusted in accordance with their respective terms. No fractional shares will be issued in connection with the reverse stock split. Shareholders otherwise entitled to receive a fractional ordinary share as a result of the reverse share split will receive a full ordinary share in lieu of such fractional ordinary share.

In connection with the proposed reverse stock split, the Company will hold an extraordinary general meeting of shareholders (the “EGM”) at 8:30 am, U.S. Eastern Time (4:30 pm, Dubai local time) on October 26, 2026 at Meydan Grandstand, 6th floor, Meydan Road, Nad Al Sheba, Dubai, United Arab Emirates. Shareholders can also participate in the EGM, vote, and submit questions via live webcast by visiting www.proxydocs.com/aiio.

Holders of ordinary shares of record at the close of business on October 14, 2026 (the “Record Date”) or their proxy holders are entitled to vote at the EGM or any adjournment or postponements thereof. As of the Record Date, each Class A ordinary share is entitled to twenty-five votes, and each Class B ordinary share is entitled to one vote.

At the EGM, the following resolutions will be considered and voted upon.

1.      As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as an ordinary resolution:

1a.    the share consolidation (the “Share Consolidation”) at the ratio of twenty-five (25)-for-one (1), whereby every twenty five (25) existing issued and unissued Class A ordinary shares with a par value of US$0.002 each be consolidated into one (1) Class A ordinary share with a par value of US$0.05 (the “New Class A Ordinary Shares”) and every twenty five (25) existing issued and unissued Class B ordinary shares with a par value of US$0.002 each be consolidated into one (1) Class B ordinary share with a par value of US$0.05 (the “New Class B Ordinary Shares,” together with the New Class A Ordinary Shares, the “Consolidated Shares”), be effected from November 6, 2026, with such New Class A Ordinary Shares and New Class B Ordinary Shares ranking pari passu in all respects with each other and having the rights and privileges and be subject to the restrictions in respect of the Consolidated Shares contained in the articles of association of the Company; and

1b.    immediately following the Share Consolidation becoming effective, the Company’s authorized share capital be changed:

From: US$4,000,000 divided into 2,000,000,000 shares, comprising 250,000,000 Class A ordinary shares with a par value of US$0.002 each, and 1,750,000,000 Class B ordinary shares with a par value of US$0.002 each,

To: US$4,000,000 divided into 80,000,000 shares, comprising 10,000,000 Class A ordinary shares with a par value of US$0.05 each, and 70,000,000 Class B ordinary shares with a par value of US$0.05 each; and

1c.    all fractional Consolidated Shares resulting from the Share Consolidation be disregarded and not be issued to the shareholders of the Company but all such fractional Consolidated Shares be aggregated and, if possible, sold for the benefit of the Company in such manner and on such terms as the board of directors (the “Directors”) of the Company may think fit; and

1d.    any one or more Directors, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to take such actions, do all such acts and things, and execute all such further documents or deeds as he/they may, in his/their absolute discretion, consider necessary, appropriate, desirable, or expedient for the purpose of, or in connection with, the implementation of or giving effect to or the completion of any matters relating to the Share Consolidation.

2.      As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as an ordinary resolution:

2a.    upon the Share Consolidation becoming effective, the authorized share capital of the Company be increased from US$4,000,000 divided into 80,000,000 shares, comprising 10,000,000 New Class A Ordinary Shares and 70,000,000 New Class B Ordinary Shares, to US$19,250,000 divided into 385,000,000 shares, comprising 35,000,000 New Class A Ordinary Shares and 350,000,000 New Class B Ordinary Shares, by the creation of an additional 25,000,000 New Class A Ordinary Shares and an additional 280,000,000 New Class B Ordinary Shares (the “Increase in Authorized Share Capital”), with each New Class A Ordinary Share and New Class B Ordinary Share having such rights and restrictions as set out in the Seventh M&A (as defined below); and

2b.    any one Director, company secretary, and/or the registered office provider of the Company be and is/are authorized to do all such acts and things and execute all such documents that he/she considers necessary, desirable, or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Increase in Authorized Share Capital.

3.      As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as a special resolution:

3a.    upon the Share Consolidation and the Increase in Authorized Share Capital becoming effective, the seventh amended and restated memorandum and articles of association of the Company (the “Seventh M&A”), in the form annexed hereto as Annex A, be and is hereby approved and adopted in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company; and

3b.    any one Director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things, execute all such documents or deeds, and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the adoption of the Seventh M&A, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

In addition, the EGM may transact any other business properly brought before it.

The notice of the EGM sets forth more details about the resolutions to be submitted to shareholders of the Company for approval and other relevant information regarding the EGM and how to vote ordinary shares at the EGM.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION, AND RELATED MATTERS.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

For investors:
Robo.ai Inc. Investor Relations
E-mail: ir@roboai.group

For media:
Robo.ai Inc. Corporate Communications
E-mail: pr@roboai.group
Website: www.roboai.group

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